Mail Stop 3010

May 11, 2010

Mr. James Lusk
Chief Financial Officer
ABM Industries Incorporated
551 Fifth Avenue, Suite 300
New York, New York 10176

Re: **ABM Industries Incorporated**
        Form 10-K for the year ended October 31, 2008
        Filed December 22, 2008
        Form 10-K for the year ended October 31, 2009
        Filed December 22, 2009
        Schedule 14A
        Filed February 1, 2010
        File No. 001-08929

Dear Mr. James Lusk:

We have reviewed your response letter dated March 12, 2010 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

Form 10-K for the year ended October 31, 2008

1.   We considered your responses to comment one and previous comments as they relate to the IBM transition costs. The staff is unable to agree with the Company's conclusion that the upfront transition costs represent an asset that should be deferred and expensed over the term of the agreement. If you continue to believe that a correction is not necessary, please provide a materiality analysis under SAB 99 and SAB 108 for this specific issue.

2.   We considered your responses to comment one and previous comments as they relate to the goodwill impairment analysis associated with your Lighting division during 2007. The staff is unable to agree with the Company's single scenario methodology for assessing goodwill impairment as of October 31, 2007, and we continue to question your conclusions. Please confirm or advise whether your

auditors concurred with your methodology. Additionally, if you continue to believe that a correction is not necessary, please provide a materiality analysis under SAB 99 and SAB 108 for this specific issue.

3.   Please also provide a materiality analysis for the two issues discussed in the previous comments on a collective basis under SAB 99 and SAB 108.

Form 10-K for the year ended October 31, 2009

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 18

4.   You disclose on page 18 and throughout the discussion of your results of operations that your company continued to experience reductions in the level and scope of services demanded by your clients, contract price compression, loss of client contracts and a decline in the level of tag work. You also disclose in your Form 10-Q for the quarter ended January 31, 2010 on page 10 that the losses of client contracts in 2009 exceeded new business. In light of these significant negative trends related to your clients, please tell us if you re-evaluated the useful lives of your customer-related intangible assets; it appears that these circumstances may warrant a revision to the remaining period of amortization. Furthermore, please also tell us whether you considered these adverse changes in the business climate as circumstances indicating that the carrying value of your customer-related intangibles may not be recoverable. Please advise and provide us with the results of your impairment testing, if applicable. For reference, see ASC 350-30-35-9 and ASC 360-10-35-21.

Financial Statements and Notes

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies

Trade Accounts Receivable Allowances, page 46

5.   Your response to comment two states that your sales allowance is estimated based on an analysis of the historical rate of sales adjustments that result from client vacancy discounts and job cancelations, among other things. As noted in comment 4, the disclosure in this Form 10-K and your Form 10-Q for the quarter ended January 31, 2010 reflects significant negative trends related to your clients. Please tell us how you determined that the historical rate of sales adjustments is an appropriate basis for your sales allowance methodology given the significant negative trends.

Note 11 – Commitments and Contingencies

Contingencies, page 61

6.   We read your response to comment three. Please confirm that you will include disclosure in future filings regarding your policy associated with the recognition of gain contingencies as required by ASC 235-10-50.

Schedule 14A filed February 1, 2010

Compensation Discussion and Analysis

Annual Cash Performance Incentive Payments

CEO Annual Cash Performance Incentive Payment, page 15

7.   You disclose that the potential range of bonus for your CEO and other NEOs is 0% to 180% of target. We also note that the Compensation Committee normally references the benchmark group median (50th percentile) for each compensation element. Please disclose how the compensation committee determined a bonus range of 0% to 180% of target. Please provide this disclosure in future filings and tell us how you plan to comply.

8.   You disclose that after reviewing the results of the directors' interviews and discussing them with the CEO Committee, the compensation committee determined that Mr. Slipsager had exceeded his performance objectives and recommended that he receive a cash incentive payment equal to 137% of his target bonus, which the CEO Committee approved. Please disclose specifically how Mr. Slipsager exceeded his performance objectives. Please also disclose how the compensation committee and the CEO Committee determined that 137% of target bonus was the appropriate level of bonus to award to Mr. Slipsager. Please provide this disclosure in future filings and tell us how you plan to comply.

Annual Cash Performance Incentive Payments for NEOs (other than the CEO), page 16

9.   You disclose that the bonus calculations for Messrs. Lusk, McClure and Zaccagnini and Ms. McConnell also took into consideration their Individual Performances, and, in the case of Mr. Lusk and Ms. McConnell, Department Results. As you have done for both Corporate Results and Business Unit Results, please disclose how you calculated the ratings for individual and departmental objectives for each NEO, other than the CEO. For example, you disclose that Mr. Lusk's individual and department performance objectives included the continued implementation of the on-going systems upgrade and design and deployment of business solutions, completing the transition of certain information technology

services away from the former outsource provider, improving company profitability through enhanced financial discipline and capabilities, and maintenance and enhancement of internal controls and procedures, and his success in achieving his individual and departmental objectives was rated by the compensation committee at 130.0% and 125.0%, respectively. What factors led the compensation committee to determine that 130.0% of target bonus was the appropriate level of bonus to reward Mr. Lusk for achieving his individual objectives and what factors led the compensation committee to determine that 125.0% of target bonus was the appropriate level of bonus to reward Mr. Lusk for achieving his departmental objectives? Additionally, how did the compensation committee determine that 130.0% and 125.0% of target bonus was the appropriate level of bonus to award to Mr. Lusk? Please provide this disclosure in future filings and tell us how you plan to comply.

Equity Incentives, page 19

10.   We note your disclosure regarding the three types of equity-based awards you utilize in compensating your NEOs: performance shares, restricted stock units and stock options. We also note that the "Stock Awards" column of the Summary Compensation Table for Fiscal Year 2009 represents amounts recognized for restricted stock units and that the "Option Awards" column represents amounts recognized for stock options. Please tell us where the amounts recognized for performance shares appear in the Summary Compensation Table for Fiscal Year 2009. We note a similar comment issued to you previously in our comment letter dated March 10, 2008. See comment number 5 of the March 10, 2008 letter.

Fiscal Year 2009 Equity Incentives, page 20

11.   We note the formula used to calculated shares earned under the 2009 Performance program and that if the formula produced a value creation number greater than $216.7 million, shares would be earned at 125% of target while if the formula produced a value creation number less than $141.3 million, no shares would be earned. Please explain the significance of the $216.7 million and $141.3 million figures and how such figures were chosen. Also, please explain how the number of performance shares per NEO was decided for each NEO, as well as how the number of RSUs and stock options for each NEO was decided. Please provide this disclosure in future filings and tell us how you plan to comply.

12.   Please explain how for fiscal years 2007-2009, the average annual revenue figures and the average profit margin resulted in 75% of the performance shares vesting under the 2007-2009 Performance Share program. Please provide this disclosure in future filings and tell us how you plan to comply.

* * * * *

James Lusk
ABM Industries Incorporated
May 11, 2010
Page 5

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jaime John, at (202) 551-3446, Jessica Barberich at (202) 551-3782 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or Phil Rothenberg at (202) 551-3466 with any other questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief